TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

27 November 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Report & Accounts 2001
  Taylor Nelson Sofres Quest Trustee Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\companysecretarial\cherylb\securities\021127let.doc

Taylor Nelson Sofres Quest Trustee Limited

Report and accounts

for the period from 17 May 2001 to

31 December 2001

Reg No 4219086

Taylor Nelson Sofres Quest Trustee Limited

Directors' report

For the period ended 31 December 2001

The directors present their first report together with the financial statements for the period ended 31 December 2001.

1 Principal activities, business review and future developments

The company was incorporated on 17 May 2001 and was dormant throughout the period.

The company acts as trustee to the Taylor Nelson Sofres plc Qualifying Employee Share Ownership Trust ("the QUEST"). The beneficiaries of the QUEST would be employees of Taylor Nelson Sofres plc and its UK resident subsidiaries and participants in the Taylor Nelson AGB Savings Related Share Option Scheme and the Taylor Nelson Sofres plc Savings Related Share Option Scheme and any other savings related share option scheme established by Taylor Nelson Sofres plc.

2 Directors

The directors of the company at 31 December 2001 are as follows:

L R Taylor (appointed 30 May 2001)
M L Petch (appointed 30 May 2001)
D Addis (appointed 31 May 2001)
A B Cowling (appointed 31 May 2001)
E M F Temple (appointed 31 May 2001)

Instant Companies Limited was appointed director on 17 May 2001 and resigned on 30 May 2001.

Swift Incorporations Limited resigned as company secretary on 30 May 2001 and Miss J George was appointed.

Miss J George resigned as company secretary on 1 August 2002 and Mr I J Portal was appointed.

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson AGB plc are disclosed in the directors' report of that company.

Taylor Nelson Sofres Quest Trustee Limited

Directors' report

For the period ended 31 December 2001

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA

22nd November 2002

Taylor Nelson Sofres Quest Trustee Limited

Balance Sheet

As at 31 December 2001

	Notes	2001
		£
Current assets		
Debtors: Amounts falling due within one year		
Amounts owed by parent undertaking – unpaid share capital		1
Net assets		1
Capital and reserves		
Called up share capital	2	1
		1

For the period ended 31 December 2001 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 22nd November 2002 and were signed on its behalf by:

M Petch
Director

Taylor Nelson Sofres Quest Trustee Limited

Notes to the financial statements

For the period ended 31 December 2001

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2001
	£
Authorised	
1000 ordinary shares of £1 each	**1000**
Allotted, called up and unpaid	
1 ordinary share of £1 each	**1**

1 ordinary share was issued on incorporation on 17th May 2001.

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.